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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person(s)

     Waller-Sutton Media Partners, L.P.
     Waller-Sutton Media, LLC
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Waller-Sutton Management Group, Inc.
     One Rockefeller Plaza, Suite 3300
--------------------------------------------------------------------------------
                                    (Street)

     New York                        New York               10020
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/16/00

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Choice One Communications, Inc. (CWON)

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)

     Party to a transaction agreement(1)

________________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value               1,244,823                   D(2)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Response)

                                                                          (Over)
                                                                 SEC 1473 (7-97)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                             or              Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                    of              Derivative     (I)            Ownership
   Security              cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

1) Waller-Sutton Media Partners, L.P. is party to a transaction agreement dated as of July 8, 1998, as amended, among certain investors in the issuer (relating to a voting agreement for election of directors), and Waller-Sutton Media Partners, L.P. disclaims beneficial ownership of any of the securities owned by any other party to such agreements.

2) Waller-Sutton Media, LLC is the general partner of Waller-Sutton Media Partners, L.P. and therefore may be deemed to have an indirect beneficial ownership interest in the shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

WALLER-SUTTON MEDIA PARTNERS, L.P.
By: Waller-Sutton Media, LLC, its general partner

     /s/ Bruce Hernandez                                      February 16, 2000
----------------------------------------                  ---------------------
     **Signature of Reporting Person                                 Date
     Bruce Hernandez - CEO


                                                                          Page 2
                                                                 SEC 1473 (7-96)